Via EDGAR and Federal Express
November 4, 2011
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oasis Petroleum Inc. Registration Statement on Form S-4 Filed September 23, 2011 File No. 333- 176974
Ladies and Gentlemen:
     Set forth below are the responses of Oasis Petroleum Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2011, with respect to the Company’s Registration Statement on Form S-4, File No. 333-176974, initially filed with the Commission on September 23, 2011 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.
Registration Statement on Form S-4
General
1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment, please provide

Securities and Exchange Commission
November 4, 2011

us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.
     Response:
     Concurrently with this letter, we are transmitting electronically a supplemental letter which states that we are registering the exchange offer in reliance on the Commission’s position contained in the above referenced no-action letters. The supplemental letter includes the representations contained in Morgan Stanley & Co. Inc. No-Action Letter (available June 5, 1991) and Shearman & Sterling No-Action Letter (available July 2, 1993).
Cautionary Note Regarding Forward-Looking Statements, page i
2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
     Response:
     We acknowledge the Staff’s comment and have deleted the sentence, “intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act.” Please read page i of Amendment No. 1.
Where You Can Find More Information; Incorporation by Reference, page 72
3. Please update your disclosure in this section. In that regard, we note that you filed a current report on Form 8-K on October 7, 2011.
     Response:
     We acknowledge the Staff’s comment and have revised our disclosure to incorporate by reference our Current Reports on Form 8-K filed on October 7, 2011 and October 28, 2011. Please read page 73 of Amendment No. 1.

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 1 to Matthew R. Pacey at Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours, OASIS PETROLEUM INC.
By:	/s/ Thomas B. Nusz
Thomas B. Nusz
President and Chief Executive Officer

Enclosures

cc:	Caroline Kim, Securities and Exchange Commission Laura Nicholson, Securities and Exchange Commission David P. Oelman, Vinson & Elkins L.L.P. Matthew R. Pacey, Vinson & Elkins L.L.P.